

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2023

Hongliang Li
Chief Executive Officer
Leishen Energy Holding Co., Ltd.
103 Huizhong Li, B Building, Peking Times Square, Unit 15B10
Chaoyang District, Beijing, China

> **Re: Leishen Energy Holding Co., Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted October 16, 2023**
> **CIK No. 0001985139**

Dear Hongliang Li:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 21, 2023 letter.

Form DRS/A filed on October 16, 2023

Prospectus Summary, page 1

1. We note your response to prior comment 15 that you have not recognized any revenue from customers in Saudi Arabia, Kazakhstan and Indonesia for the fiscal years ended September 30, 2021 and 2022 but you continue to disclose that you serve a "large customer base" in those regions. Please revise to state that you have not yet generated revenue from those regions in 2021 and 2022.

2. Please refer to prior comments 4 and 7 and revise your prospectus summary and risk factors to disclose the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you

are registering for sale. We note that you face "risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers." We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Index to consolidated financial statements, page F-1

3.   Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F.

Notes to Consolidated Financial Statements
Revenue recognition, page F-14

4.   We are unable to find responsive disclosure to our prior comment 20 and reissue the comment. Please advise or revise to include disclosure of your revenue disaggregation in your financial statements footnote. Refer to ASC 606-10-50-5 and ASC 606-10-50-6.

        Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Manno